Goodwin Procter LLP 901 New York Avenue NW Washington, DC 20001 goodwinlaw.com +1 202 346 4000

October 31, 2016
Via EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:          Series Portfolios Trust
 File Nos. 333-206240; 811-23084
Ladies and Gentlemen:
We represent Series Portfolios Trust (the “Trust”) in connection with its filing of Post-Effective Amendment No. 18 (the “Post-Effective Amendment”) to the Trust’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 21 of the Investment Company Act of 1940, as amended.  The Post-Effective Amendment is being filed pursuant to Rule 485(b) under the Securities Act.

We have reviewed the Post-Effective Amendment and, in accordance with Rule 485(b)(4) under the Securities Act, hereby represent that the Post-Effective Amendment does not contain disclosures that would render it ineligible to become effective pursuant to Rule 485(b).

We consent to the use of this letter in the Post-Effective Amendment.

Very truly yours,

/s/ Goodwin Procter LLP

GOODWIN PROCTER LLP

cc: Alia M. Vasquez, Esq.